FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2026

Commission File No. 000-55032

Kelso Technologies Inc.
(Translation of registrant’s name into English)

305 - 1979 Old Okanagan Hwy, West Kelowna, British Columbia V4A 3A4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

Exhibit	Description
99.1	Kelso 2026 Notice of Meeting
99.2	Kelso 2026 Information Circular
99.3	Kelso 2026 Proxy
99.4	Kelso 2026 Notice of Availability
99.5	Kelso 2026 NI card

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ Sameer Uplenchwar
Sameer Uplenchwar
Chief Financial Officer

Date: April 27, 2026